United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Vale informs on the Norte/Laranjeiras dam

Rio de Janeiro, November 18th, 2020 – Vale S.A. (“Vale” or the “company”) informs that today it started, on a preventive basis, the Level 2¹ emergency protocol for the Norte / Laranjeiras dam, of the Brucutu mine, in the municipality of Barão de Cocais, MG. In this sense, with the collaboration among Vale, the municipal and state Civil Defense of Minas Gerais and other authorities, the removal of residents within the dam’s Self-Rescue Zone, estimated at 34 people, will begin in the next few days.

Vale adopts this measure in line with the monitoring of the safety conditions of its structures and maintains a geotechnical investigation campaign in order to define the actions for their continuous improvement. The rise in the emergency level reflects a conservative approach by the company, although no relevant changes have been observed regarding the safety factors of the structure. The company informs that the Norte/Laranjeiras dam does not receive tailings and, therefore, has not been part of the iron ore production plan since December 2019.

The removal will be done on a scheduled basis and conducted by the Civil Defense, with the shelter of families by Vale. The company will provide all necessary assistance to the families until the situation is normalized.

Vale reiterates that its priority is the safety of people and communities downstream of its operations, as well as the safety of all its structures.

¹ Regarding the Mining Dams Emergency Action Plan (PAEBM).

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: November 18, 2020		Head of Investor Relations